Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2017	2016
Net income available to stockholders	$3,050	$2,009
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(73)	(45)
Earnings available to common shareholders	$2,977	$1,964
Shares Calculation
Average shares outstanding - Basic Common	5,025	5,004
Average shares outstanding - Basic Class B Common	2,090	2,067
Potential Common Stock relating to stock options and non-vested restricted stock	96	67
Average shares outstanding - Assuming dilution	7,211	7,138
Net Income Per Share: Basic Common	$0.45	$0.30
Net Income Per Share: Basic Class B Common	$0.34	$0.23
Net Income Per Share: Diluted Common	$0.41	$0.28

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